FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 11, 2004 (“Hong Kong CSL and RIM to Offer BlackBerry Wireless Solution to Mobile Professionals")	Page No 3

Document 1

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February 11, 2004

FOR IMMEDIATE RELEASE

Hong Kong CSL and RIM to Offer BlackBerry Wireless Solution to Mobile Professionals

BlackBerry from CSL to Provide Integrated Access to Email and Mobile Data Applications with Superior Phone Functionality

Hong Kong and Waterloo, Canada – CSL and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced an agreement to offer the BlackBerry® wireless solution to mobile professionals in Hong Kong. Operating on CSL’s GSM/GPRS network, BlackBerry will provide integrated access to phone, email and mobile data applications via a single color handheld.

“CSL is delighted to partner with RIM in broadening our mobile solutions backed by superior network quality, wide roaming coverage and world-class customer service,” said Marisa Kwok, Director, Marketing and Operations at CSL. “BlackBerry will be popular among our business customers because it increases productivity and communications for both individuals and workgroups.”

“CSL’s partnership with RIM is a natural extension of the successful launch of the BlackBerry wireless solution by our parent, Telstra, in Australia. The synergy brings significant benefits to CSL in service implementation and support,” Ms Kwok added.

“We are very pleased to work with CSL to offer BlackBerry to mobile professionals in Hong Kong,” said Patrick Spence, Vice President, Asia Pacific Business Unit, Research In Motion. “The combination of CSL’s robust GPRS network and roaming services with our innovative BlackBerry solution will provide mobile professionals with a proven, push-based service that keeps them connected and productive.”

BlackBerry is an award-winning, integrated solution that enables users to stay connected. BlackBerry integrates hardware, software and service, providing an end-to-end wireless solution.

The new BlackBerry 7730™ and BlackBerry 7230™ Wireless Handhelds are designed to provide the best integrated mobile user experience with support for phone, email, SMS, organizer, web and corporate data applications. The handhelds feature high resolution color screens while offering superior battery life, which is critical for mobile use. The BlackBerry 7730 features a larger screen ideal for many corporate data applications, while the BlackBerry 7230 has a smaller screen with a more compact design.

Additional features of the BlackBerry 7730 and BlackBerry 7230:

o	Cradle-free wireless email synchronization.
o	Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including: Microsoft®Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).
o	Support for international roaming* (on 900/1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use their handheld while travelling with no need to change their phone number or email address.
o	A push-based wireless architecture that delivers messages automatically.
o	Wireless integration with existing email accounts including Microsoft®Exchange, IBM Lotus®Domino™and/or popular ISP email accounts.
o	A high-resolution color screen that supports over 65,000 colors while maintaining superior battery life.
o	An easy-to-use 'thumb-typing' keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.
o	Backlit screen and keyboard for easy reading and typing during day or night.
o	16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and Universal Serial Bus (USB) connectivity for quick battery charging.
o	Lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. For individuals, BlackBerry Web Client™, an Internet-based email interface, allows users to access multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single BlackBerry handheld.

Information regarding service and pricing will be available in the first quarter of this year.

About CSL

CSL is a pioneer in the mobile communications market in Hong Kong. The Company launched its mobile services in 1983, and today operates a world-class GSM/Dual Band network through its mobile brands: 1O1O and One2Free. Pioneer to introduce HSCSD, GPRS, EDGE and MMS, the Company is also committed to deploying cutting-edge technologies and building a world-class 3G infrastructure after being awarded a 3G Mobile Service Licence in Hong Kong in 2001. CSL is 100% owned by Telstra.  For more information about CSL, please visit www.hkcsl.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Vivian Shek Hong Kong CSL Limited (852) 28835029 vivian.yl.shek@hkcsl.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

*Check with carrier for GSM/GPRS roaming arrangements.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 11, 2004	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance